Press Release

Sanofi: Q4 sales growth of 10.3%, 2024 business EPS guidance exceeded, and strong business EPS rebound expected in 2025
Paris, January 30, 2025
Q4: sales growth of 10.3% at CER1 and business EPS2 of €1.31
•Pharma launches up 56.5%, reaching sales of €0.8 billion, 8% of total sales, led by ALTUVIIIO
•Dupixent sales up 16.0% to €3.5 billion
•Vaccines sales up 10.8% to €2.2 billion, driven by Beyfortus sales in Europe
•Business EPS of €1.31, -11.0% at CER and -14.9% reported; IFRS EPS of €0.54
FY: double-digit sales growth and business EPS guidance exceeded
•Sales totaled €41.1 billion, an increase of 11.3% at CER
•Sales targets exceeded: Dupixent >€13 billion and Beyfortus blockbuster status (€1.7 billion) in its first full year
•Research and Development expenses reached €7.4 billion, up 14.6%, in line with commitments
•Business EPS of €7.12, +4.1% at CER, above guidance, and -1.8% reported; IFRS EPS of €4.59
•The Board of Directors met on January 29, 2025; proposes a dividend of €3.92 for 2024, 30th year of consecutive increases
Pipeline: increased investment and progress
•Q4: four regulatory approvals: Dupixent EoE (children) (EU), Kevzara PMR (EU), Cerdelga GD1 (children) (EU), Efluelda flu (JP)3
•FY: 14 regulatory approvals of medicines and vaccines, 21 regulatory submission acceptances, and eight positive phase 3 readouts emphasize a positive and improving pipeline momentum
Further progress towards a focused biopharma business
•Intention to sell a controlling stake in Opella consumer health at an attractive valuation; closing in Q2 2025 at the earliest4
Guidance
•In 2025, sales are anticipated to grow by a mid-to-high single-digit percentage at CER5. Sanofi confirms the expectation of a strong rebound in business EPS with growth at a low double-digit percentage at CER (before share buyback).6
•Sanofi intends to execute a share buyback program in 2025 of €5 billion. Shares will be purchased preferably through block trades and in the open market with the purpose of cancellation.
Paul Hudson, Chief Executive Officer: “We achieved double-digit sales growth in 2024 while pursuing the transformation of the company. Innovation was a key driver of our growth as launches already contributed 11 percent of sales, with Beyfortus becoming a blockbuster in its first full year of sales. We exceeded our business EPS guidance. In 2024, we announced an intention to sell a controlling stake in Opella consumer health, which will make Sanofi a focused, science-driven biopharma company. We increased R&D investments and achieved significant progress with our pipeline in 2024, including positive phase 3 study results for new medicines such as rilzabrutinib in rare diseases and tolebrutinib in multiple sclerosis. As we enter 2025, we expect continued, solid growth in sales and a strong rebound in earnings. We are also confident in the mid to long-term growth prospects of Sanofi, supported by ongoing launches, Dupixent (currently expected to reach sales of around €22 billion in 20307, in line with the current ambition), and expected future launches from our pipeline.”

	Q4 2024		Change	Change at CER	FY 2024		Change	Change at CER
IFRS net sales reported	€10,564	m	+9.1%	+10.3%	€41,081	m	+8.6%	+11.3%
IFRS net income reported	€683	m	—	—	€5,744	m	+6.4%	—
IFRS EPS reported	€0.54		—	—	€4.59		+6.5%	—
Free cash flow[8]	€2,340	m	-25.5%	—	€5,955	m	-19.6%	—
Business operating income	€2,078	m	-11.8%	-7.7%	€11,343	m	+1.5%	+7.6%
Business net income	€1,642	m	-15.1%	-11.2%	€8,912	m	-1.8%	+4.1%
Business EPS	€1.31		-14.9%	-11.0%	€7.12		-1.8%	+4.1%
1 Changes in net sales are at constant exchange rates (CER) unless stated otherwise (definition in Appendix 9).
2 To facilitate an understanding of operational performance, Sanofi comments on the business net income statement which is a non-IFRS financial measure (definition in Appendix 9). The income statement is in Appendix 3 and a reconciliation of reported IFRS to business net income is in Appendix 4.
3 For the definition of medical and scientific terms, please see the first use of the word in the Pipeline update section.
4 Subject to finalization of definitive agreements and subject to obtaining regulatory approvals from the competent authorities.
5 In 2025, sales growth will exclude any impact from hyperinflation. In 2024, it is estimated that sales growth benefited by 1.8 percentage points.
6 Applying average January 2025 exchange rates, the currency impacts are estimated between +2% and +3% on sales and +2% and +3% on business EPS.
7 At CER.
8 Free cash flow is a non-IFRS financial measure (definition in Appendix 9).

SANOFI PRESS RELEASE Q4 2024	1

Q4 and FY 2024 summary
A conference call and webcast for investors and analysts will begin at 15:00 CET. Details can be accessed via sanofi.com, including presentation slides.

The performance shown in this press release covers the three-month period to December 31, 2024 (the quarter or Q4 2024) and the 12-month period to December 31, 2024 (the year or FY 2024) compared to the three-month period to December 31, 2023 (Q4 2023) and the 12-month period to December 31, 2023 (FY 2023) respectively. All percentage changes in sales in this press release are at CER and the commentary below emphasizes the recent quarterly performance, unless stated otherwise.

In Q4 2024, sales were €10,564 million and increased by 10.3%. Exchange rate movements had a negative effect of 1.2 percentage points (pp); therefore, as reported, sales increased by 9.1%. The divestments of medicines/portfolio streamlining had a negative impact of 0.6pp.
In FY 2024, sales were €41,081 million and increased by 11.3%. Exchange rate movements had a negative effect of 2.7pp; therefore, as reported, sales increased by 8.6%. The divestments of medicines/portfolio streamlining had a negative impact of 0.7pp.
Sales by geography

Net sales (€ million)	Q4 2024	Change at CER	FY 2024	Change at CER
United States	5,151	+13.3%	19,986	+16.2%
Europe	2,433	+6.0%	9,027	+2.3%
Rest of World	2,980	+8.8%	12,068	+10.7%
of which China	549	-10.4%	2,666	-0.5%
US sales were €5,151 million and increased by 13.3%. The strong performance was driven by launches, including Beyfortus, and by Dupixent and Lantus. Other main medicines, and vaccines excluding Beyfortus had slightly lower sales during the quarter.
Europe sales were €2,433 million and increased by 6.0%. Growth was driven by Beyfortus, Dupixent and pharma launches. Other medicines, including Aubagio which faced generic competition, and flu vaccines all had lower sales during Q4.
Rest of World sales were €2,980 million and increased by 8.8%. The performance was led by Dupixent, Beyfortus, PPH and booster vaccines, and pharma launches offset by flu vaccines and legacy medicines, including Plavix. China sales were €549 million and decreased by 10.4%, generally impacted by one-off inventory effects ahead of upcoming changes to the national reimbursement drug list and volume-based procurement. In the year, China sales were broadly stable. Hyperinflation in Argentina contributed 1.8pp to the total Sanofi growth rate in the quarter and 1.4pp in the year.
Business operating income
In Q4 2024, business operating income (BOI) was €2,078 million and decreased by 7.7% (-11.8% reported). The ratio of BOI to net sales was 20.4% and decreased by 3.9pp (19.7% reported, down by 4.6pp). This decrease was mainly driven by a lower gross margin and higher R&D expenses. In FY 2024, BOI was €11,343 million and increased by 7.6% (+1.5% reported). The ratio of BOI to net sales was 28.6% and decreased by 1.0pp (27.6% reported, down by 2.0pp).
Business development
Business development, including strategic investments in external innovation is an integrated part of Sanofi’s efforts to continuously access optionality from new and promising scientific developments and platforms and replenish the pipeline.
In October, Sanofi made a strategic equity investment in Resalis Therapeutics, an Italian company dedicated to developing RNA-based therapies that tackle the root causes of complex metabolic disorders. Sanofi also participated in a €82 million series D financing of Agomab, a Belgian company focused on achieving disease modification by modulating fibrosis and regeneration in chronic indications such as fibrostenosing Crohn’s disease and idiopathic pulmonary fibrosis.
In November, Sanofi made a strategic investment in Zucara, a Canadian company, as part of a $20 million series B financing. As part of the agreement, Sanofi will receive an exclusive right of first negotiation.
In November, Recordati announced the closing of the acquisition of global rights to Enjaymo. Enjaymo is a targeted, biologic medicine approved in the US, the EU and Japan for the treatment of cold agglutinin disease, a rare lymphoproliferative disease.

SANOFI PRESS RELEASE Q4 2024	2

Biopharma segment
Pharma
Pharma launches

Net sales (€ million)	Q4 2024	Change at CER	FY 2024	Change at CER
ALTUVIIIO	230	+143.6%	682	+330.2%
Nexviazyme/Nexviadyme	184	+42.0%	667	+61.2%
Rezurock	132	+53.5%	470	+51.6%
Sarclisa	130	+30.1%	471	+29.7%
Cablivi	73	+24.1%	249	+9.7%
Xenpozyme	38	+50.0%	151	+68.1%
Enjaymo	22	-8.7%	105	+48.6%
Tzield	18	+80.0%	54	+116.0%
Total	827	+56.5%	2,849	+71.4%
ALTUVIIIO (hemophilia A) sales were €230 million of which more than 85% were in the US. Growth continued to be driven by patient switches from older factor medicines and an increasing percentage from non-factor treatments. Rest of World sales of €32 million benefited from supply sales for the ongoing launch of Altuvoct in countries served by Sobi. The hemophilia A franchise (ALTUVIIIO and Eloctate) sales were €311 million and increased by 57.4% as fewer patients switch away from Eloctate.
Nexviazyme/Nexviadyme (Pompe disease) sales were €184 million and increased by 42.0%, driven by Europe (+68.6%) and Rest of World (+55.0%). In the US (+26.3%), most patients have already converted from Myozyme/Lumizyme. The Pompe disease franchise (Nexviazyme/Nexviadyme and Myozyme/Lumizyme) sales were €316 million and increased by 9.7%.
Rezurock (chronic graft-versus-host disease) sales were €132 million and increased by 53.5%, driven by the US (+43.4%) and by launches in Europe (sales of €8 million) and in Rest of World (sales of €5 million).
Sarclisa (multiple myeloma) sales were €130 million and increased by 30.1%, driven by increased use in earlier lines of treatment, mainly in second-line combination treatment, and market share gains in general, in Europe and in Rest of World, including Japan.
Cablivi (acquired thrombotic thrombocytopenic purpura) sales were €73 million and increased by 24.1%, driven by an increased number of patients being identified for appropriate treatment, in the US and from launches in Europe and in Rest of World.
Xenpozyme (acid sphingomyelinase deficiency) sales were €38 million and increased by 50.0%, driven by an increased number of patients being identified for appropriate treatment across all geographies.
Enjaymo (cold agglutinin disease) sales were €22 million and decreased by 8.7%. On November 29, 2024, Recordati announced the closing of the acquisition of global rights to Enjaymo at which point Sanofi stopped booking in-market sales of the medicine.
Tzield (delay onset of type 1 diabetes) sales were €18 million, a sequential increase from Q3 2024 of €3 million, reflecting continued growth in patients and infusions supported by ongoing efforts to increase awareness and screening.
Immunology

Net sales (€ million)	Q4 2024	Change at CER	FY 2024	Change at CER
Dupixent	3,458	+16.0%	13,072	+23.1%
Dupixent sales were €3,458 million and increased by 16.0%. In the US, sales were €2,551 million and increased by 10.4%. Growth was driven by continued strong prescription trends in atopic dermatitis, asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis, and prurigo nodularis. The launch in COPD has initiated and is expected to gain momentum in 2025. Sales growth was impacted by fewer business days in Q4 2024 compared to prior periods and a year-end gross-to-net adjustment. In Europe, Dupixent sales were €431 million and increased by 30.4% reflecting continued growth in all approved indications. Following the July 2024 EU approval in COPD, Europe benefited from initial sales in Germany while reimbursement decisions are anticipated throughout Europe in 2025. In Rest of World, sales were €476 million and increased by 38.1%, driven mainly by sales in Japan. In FY 2024, Dupixent sales were €13,072 million and increased by 23.1%, exceeding the target of around €13 billion in sales in 2024 at constant exchange rates.

SANOFI PRESS RELEASE Q4 2024	3

Other main medicines

Net sales (€ million)	Q4 2024	Change at CER	FY 2024	Change at CER
Lantus	439	+63.4%	1,628	+20.8%
Toujeo	290	+6.5%	1,227	+13.4%
Fabrazyme	269	+12.4%	1,047	+9.1%
Lovenox	231	-7.6%	982	-7.0%
Plavix	211	-16.9%	914	-0.4%
Cerezyme	171	+33.8%	742	+20.3%
Alprolix	169	+19.0%	588	+9.6%
Myozyme/Lumizyme	132	-17.0%	671	-12.3%
Thymoglobulin	125	+15.2%	492	+7.3%
Praluent	110	-6.8%	483	+15.2%
Cerdelga	87	+16.0%	333	+12.8%
Eloctate	81	-21.4%	368	-20.8%
Aubagio	78	-35.5%	379	-59.4%
Lantus sales were €439 million and increased by 63.4%. US sales were €193 million and benefited from a lower base of comparison from a net-price adjustment in the prior period and another quarter of windfall sales due to the continued unavailability of a competing medicine. In 2025, customer demand is expected to normalize and windfall sales to reduce as well.
Toujeo sales were €290 million and increased by 6.5%, mainly driven by Europe (+10.1%) and Rest of World (+7.4%) where Toujeo continued to increase its basal insulin market share. US sales declined slightly (-4.3%) as windfall sales started to subside.
Fabrazyme sales were €269 million and increased by 12.4%, mainly driven by growth in the number of patients and improved treatment compliance.
Lovenox sales were €231 million and decreased by 7.6%, reflecting the continued impact from volume-based procurement in China and biosimilar competition in Europe.
Plavix sales were €211 million and decreased by 16.9%, reflecting renewal of volume-based procurement in China and market volatility in Japan.
Cerezyme sales were €171 million and increased by 33.8%, driven by growth in the number of patients in Rest of World as well as an element of high-inflation boost from Argentina. The Gaucher disease franchise (Cerezyme and Cerdelga) sales were €258 million and increased by 27.4%.
Alprolix sales were €169 million and increased by 19.0%, benefiting from an increase in US market share and supply sales to Sobi.
Myozyme/Lumizyme sales were €132 million and decreased by 17.0% due to the aforesaid shift to Nexviazyme/Nexviadyme.
Thymoglobulin sales were €125 million and increased by 15.2%, reflecting increased sales in the US and in Rest of World.
Praluent sales were €110 million and decreased by 6.8%, reflecting lower sales in Rest of World, specifically in China.
Cerdelga sales were €87 million and increased by 16.0%, primarily driven by a higher number of patients and volume in the US.
Eloctate sales were €81 million and decreased by 21.4%, mainly due to patients converting to ALTUVIIIO in the US and in Japan.
Aubagio sales were €78 million and decreased by 35.5%, reflecting the loss of exclusivity starting in the US in March 2023 followed by the EU in September 2023. Aubagio sales are expected to continue to decrease albeit at a slower rate.
Vaccines

Net sales (€ million)	Q4 2024	Change at CER	FY 2024	Change at CER
RSV (Beyfortus)	841	+106.6%	1,686	+214.4%
Polio/Pertussis/Hib vaccines and boosters	632	+10.8%	2,741	+1.2%
Influenza vaccines	454	-36.8%	2,555	-1.3%
Meningitis, Travel and endemic vaccines	249	-4.2%	1,316	+5.4%
Total	2,177	+10.8%	8,299	+13.5%
Vaccines sales were €2,177 million and increased by 10.8%, driven by continued Beyfortus roll-out, mostly in Europe. In FY 2024, sales were €8,299 million and increased by 13.5%. This performance was driven by a successful roll-out of Beyfortus, reaching €1.7 billion in sales, partly offset by the absence of COVID-19 sales compared to €226 million in FY 2023.
Beyfortus sales were €841 million, driven by additional sales in Europe, in particular Germany, and in the US. Beyfortus is now protecting babies in more than 20 countries. The continued successful roll-out was enabled by additional manufacturing capacity approved during the second half-year of 2024.
Polio/Pertussis/Hib (PPH) and booster vaccines sales were €632 million and increased by 10.8%, driven by increased booster demand in several countries to re-vaccinate adolescents and adults.
Influenza vaccines sales were €454 million and decreased by 36.8%, due to earlier deliveries in Q3 2024 compared to last year.

SANOFI PRESS RELEASE Q4 2024	4

Meningitis, Travel and endemic vaccines sales were €249 million and decreased by 4.2%, reflecting unfavorable US Centers for Disease Control and Prevention buying patterns partly offset by continued MenQuadfi roll-out in Europe and Rest of World.
Biopharma business operating income
In Q4 2024, Biopharma BOI was €2,038 million and decreased by 8.9% (-13.0% reported). The ratio of BOI to net sales was 20.0% and decreased by 4.2pp (19.3% reported, down by 4.9pp). This decrease was mainly driven by a lower gross margin and higher R&D expenses. In FY 2024, BOI was €11,285 million and increased by 7.3% (+1.2% reported). The ratio of BOI to net sales was 28.4% and decreased by 1.1pp (27.5% reported, down by 2.0pp).
Pipeline update
Sanofi has 83 projects in a pipeline across four main disease areas (Immunology, Rare diseases, Neurology, and Oncology) and Vaccines, including 38 potential new medicines (NMEs) and vaccines (NVEs). The following section highlights significant developments in the late- and mid-stage pipeline in the quarter:
Highlights

Regulatory approvals	Dupixent – EoE (children) (EU) Kevzara – Polymyalgia rheumatica (PMR) (EU) Cerdelga – GD1 (children) (EU) Efluelda – Influenza (JP)
Regulatory submissions/acceptances[1]	Dupixent – CSU (US) Dupixent – BP (US1) rilzabrutinib – ITP (US, EU, CN) Tzield – DO (EU) Tzield – EI (EU) tolebrutinib – SPMS (US1) Sarclisa – NDMM, TE (HD7 study) (EU)
Phase 3 study starts	Fluzone HD – Flu (50 years+) SP0202 – Pneumococcal disease Dupixent – Lichen simplex chronicus
Immunology
Dupixent (dupilumab)
•Following the adoption of a positive opinion by the European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use, the EU approved Dupixent to treat eosinophilic esophagitis (EoE) in children as young as one year of age. The approval covers children aged one to 11 years who weigh at least 15 kg and who are inadequately controlled by, intolerant to, or who are not candidates for conventional medicinal therapy. The approval is based on the two-part (Part A and B) EoE KIDS phase 3 study (clinical study identifier: NCT04394351). This expands the initial approval in the EU for EoE in adults and adolescents and makes Dupixent the first and only medicine indicated to treat these young patients.
•The US Food and Drug Administration (FDA) accepted for review the resubmission of the supplemental biologics license application (sBLA) for Dupixent to treat adults and pediatric patients aged 12 years and older with chronic spontaneous urticaria (CSU) whose disease is not adequately controlled with H1 antihistamine treatment. The target action date for the FDA decision is April 18, 2025.
•Regeneron announced that the sBLA for Dupixent to treat adults with moderate-to-severe bullous pemphigoid (BP) had been submitted to the FDA. BP is a chronic and relapsing disease characterized by intense itch and blisters, reddening of the skin, and painful chronic lesions. The blisters and rash can form over much of the body and cause the skin to bleed and crust, resulting in patients being more prone to infection and affecting their daily functioning. Regeneron and Sanofi are awaiting regulatory submission acceptance in the US.
•The STYLE 1 (clinical study identifier: NCT06687967) and STYLE 2 (clinical study identifier: NCT06687980) phase 3 studies of Dupixent compared with placebo in patients with lichen simplex chronicus commenced dosing the first patient.
duvakitug (TL1A mAb)
The RELIEVE UCCD phase 2b study (clinical study identifier: NCT05499130) met its primary endpoints in patients with ulcerative colitis (UC) and Crohn’s disease (CD). RELIEVE UCCD assessed duvakitug, a human IgG1-λ2 monoclonal antibody targeting TL1A, for the treatment of moderate-to-severe inflammatory bowel disease. In the study, 36.2% (low dose) and 47.8% (high dose) of patients with UC treated with duvakitug achieved clinical remission compared to 20.4% on placebo, placebo-adjusted rates were 15.7% (low dose) and 27.4% (high dose), at week 14 (p=0.050 and 0.003, respectively). In patients with CD, 26.1% (low dose) and 47.8% (high dose) treated with duvakitug achieved endoscopic response compared to 13.0% on placebo, placebo-adjusted rates were 13.0% (low dose) and 34.8% (high dose), at week 14 (p=0.058 and <0.001, respectively). Overall, the treatment effect was consistent across subgroups. This is the first and only randomized, placebo-controlled study to evaluate the impact of an anti-TL1A monoclonal antibody in CD. Detailed results are expected to be presented at the 20th Congress of the European Crohn's and Colitis Organisation in February 2025.
1 Disclosed by Regeneron/awaiting regulatory submission acceptance.

SANOFI PRESS RELEASE Q4 2024	5

Tzield (teplizumab)
The EMA accepted for review the regulatory submission for Tzield in children and adolescents to delay the onset (DO) of stage 3 type 1 diabetes (T1D) as well as for the early intervention (EI) of stage 3 T1D. Tzield is approved in the US to delay the onset of stage 3 T1D.
balinatunfib (oral TNFR1si)
The SPECIFY-CD phase 2 study (clinical study identifier: NCT06637631) of balinatunfib compared with placebo in adults with moderate-to-severe CD commenced dosing the first patient.
lunsekimig (IL13xTSLP Nanobody VHH®)
The AIRLYMPUS phase 2 study (clinical study identifier: NCT06676319) of subcutaneous lunsekimig compared with placebo as an add-on therapy in high-risk asthma adults not currently eligible for biologic treatments commenced dosing the first patient.
Rare diseases
rilzabrutinib (BTK inhibitor)
•Positive results from the LUNA 3 phase 3 study (clinical study identifier: NCT04562766) of rilzabrutinib in adults with persistent or chronic immune thrombocytopenia (ITP), a rare immune-mediated disease, were presented at the 66th American Society of Hematology Annual Meeting and Exposition in San Diego, US. The primary endpoint was met, with rilzabrutinib demonstrating durable platelet response in 23% of ITP adult patients compared to 0% on the placebo arm (p<0.0001). Platelet response was achieved in 65% (n=86) of patients receiving rilzabrutinib compared to 33% (n=23) of patients on placebo. Other key secondary endpoints were met including reduced bleeding, number of weeks with platelet response, the need for rescue therapy use, and improved physical fatigue and quality of life measures. Rilzabrutinib is under regulatory review in the EU, China, and the US with a target date for the FDA decision of August 29, 2025.
•During the quarter, the 52-week open-label two-cohort phase 2 study (clinical study identifier: NCT04520451) of rilzabrutinib in IgG4-related disease showed considerable outcomes on disease flare and glucocorticoid sparing. Data are planned to be shared at a medical meeting later this year.
Cerdelga (eliglustat)
Cerdelga was approved in the EU for the treatment of children with Gaucher disease type 1 (GD1), expanding the current use in adults.
Neurology
tolebrutinib (BTK inhibitor)
The FDA granted breakthrough-therapy designation to tolebrutinib for the treatment of adults with non-relapsing secondary progressive multiple sclerosis (nrSPMS). This is based on positive results from the HERCULES phase 3 study (clinical study identifier: NCT04411641), demonstrating that tolebrutinib delayed the time to onset of 6-month confirmed disability progression by 31% compared to placebo (HR 0.69; 95% CI 0.55-0.88; p=0.0026), with further analysis of secondary endpoints demonstrating that the number of participants who experienced confirmed disability improvement was nearly double with tolebrutinib (10%) compared to those on placebo (5%) (HR 1.88; 95% CI 1.10-3.21; nominal p=0.021). Sanofi is awaiting regulatory submission acceptance in the US with an EU submission anticipated during H1 2025.
The PERSEUS phase 3 study in primary progressive MS (PPMS) is ongoing with study results anticipated in H2 2025 (clinical study identifier: NCT04458051).
Oncology
Sarclisa (isatuximab)
The EMA accepted for review the regulatory submission for Sarclisa in combination with lenalidomide, bortezomib, and dexamethasone (RVd) induction therapy in transplant-eligible, newly diagnosed multiple myeloma (NDMM, TE) based on the GMMG-HD7 phase 3 study (clinical study identifier: NCT03617731). In the study, Sarclisa significantly prolonged progression-free survival from first randomization, resulting in a statistically significant and clinically meaningful 30% reduction in disease progression or death, compared to RVd induction regardless of the maintenance regimen (HR 0.70; 95% CI 0.52-0.95; stratified log-rank p=0.0184).
Vaccines
SP0202 (PCV21)
A phase 3 program (clinical study identifier: NCT06736041) was initiated for SP0202, a 21-valent pneumococcal conjugate vaccine (PCV21). SP0202 is the first pneumococcal conjugate vaccine candidate with more than 20 serotypes to enter phase 3 in infants and toddlers. The phase 3 program will include more than 7,700 infants, toddlers, young children, and adolescents across multiple geographies, including in the US, Europe, Australia, Asia, and Latin America. In addition, Sanofi and SK bioscience expanded the agreement to develop, license and commercialize next-generation PCVs for both pediatric and adult populations. Despite decades of public health vaccination programs, invasive pneumococcal disease continues to inflict a substantial burden of disease, primarily due to Streptococcus pneumoniae serotypes that are not included in currently available conjugate vaccines. Next-generation PCVs have the potential to extend vaccine coverage of disease-causing serotypes.

SANOFI PRESS RELEASE Q4 2024	6

SP0178 (Fluzone HD)
The vaccine candidate is in development to prevent influenza infections in people aged 50 to 64 years. A phase 3 study (clinical study identifier: NCT06641180) commenced dosing the first patient.
SP0287 (Fluzone HD/Flublok and Nuvaxovid)
The FDA granted fast-track designation to two combination vaccine candidates to prevent influenza and COVID-19 infections in people 50 years of age and older. Both candidates combine two already licensed and authorized vaccines with proven efficacy through randomized controlled studies, and with favorable tolerability.
The first combination vaccine candidate (clinical study identifier: NCT06695117) consists of the inactivated flu vaccine Fluzone High-Dose combined with the adjuvanted recombinant Nuvaxovid COVID-19 vaccine. The second candidate (clinical study identifier: NCT06695130) combines the recombinant protein-based flu vaccine Flublok with Nuvaxovid. Two separate phase 1/2 studies have initiated.
SP0289 (flu H5 mRNA)
The FDA granted fast-track designation to the vaccine candidate to prevent pandemic influenza and a phase 1/2 study (clinical study identifier: NCT06727058) commenced dosing the first patient.
SP0256 (RSV+hMPV mRNA)
The FDA granted fast-track designation to the vaccine candidate to prevent respiratory syncytial virus (RSV) and human metapneumovirus (hMPV) infections in people aged 60 to 75 years. A phase 1/2 study (clinical study identifier: NCT06583031) is ongoing.
Anticipated major upcoming pipeline milestones

	Medicine/vaccine	Indication	Description
H1 2025	Dupixent	COPD	Regulatory decision (JP)
		CSU	Regulatory decision (US, EU)
	amlitelimab	Asthma	Phase 2 data
		Hidradenitis suppurativa (HS)	Phase 2 data
	balinatunfib (oral TNFR1si)	Psoriasis	Phase 2 data
	brivekimig (TNFaxOX40L)	HS	Phase 2 data
	Cerezyme	Gaucher disease type 3 (GD3)	Regulatory submission (US)
	rilzabrutinib	ITP	Regulatory submission (JP)
	fitusiran	Hemophilia A/B	Regulatory decision (US)
	tolebrutinib	SPMS	Regulatory submission (EU)
	Sarclisa	NDMM, transplant ineligible (IMROZ study)	Regulatory decision (JP, CN)
		Subcutaneous formulation	Regulatory submission (US, EU)
	SAR447873	Gastroenteropancreatic neuroendocrine tumors	Phase 2 data (final)
	MenQuadfi	Meningitis (six weeks+)	Regulatory decision (US)
	SP0087	Rabies	Phase 3 data

SANOFI PRESS RELEASE Q4 2024	7

H2 2025	Dupixent	BP	Regulatory decision (US)
	itepekimab	COPD	Phase 3 data
Regulatory submission (US, EU)
	balinatunfib	Rheumatoid arthritis	Phase 2 data
	Rezurock	Chronic graft-versus-host disease, third line	Regulatory decision (EU)
	Tzield	Delay onset of type 1 diabetes	Regulatory decision (EU, CN)
		Early intervention in type 1 diabetes	Regulatory decision (EU)
	rilzabrutinib	ITP	Regulatory decision (US, EU, CN)
	fitusiran	Hemophilia A/B	Regulatory decision (CN)
	venglustat	Fabry disease (FD)	Phase 3 data
		GD3	Phase 3 data
	SAR447537	Alpha-1 antitrypsin deficiency	Phase 2 data
	tolebrutinib	SPMS	Regulatory decision (US)
		PPMS	Phase 3 data
	Sarclisa	NDMM, TE (HD7)	Regulatory decision (EU)
		Subcutaneous formulation	Regulatory submission (JP, CN)
	SP0087	Rabies	Regulatory submission (US, EU)
	SP0230	Meningitis	Phase 2 data
	SP0256	RSV (older adults)	Phase 2 data
	Fluzone HD	Influenza (50 years+)	Phase 3 data
2026	itepekimab	COPD	Regulatory submission (JP, CN)
		Bronchiectasis	Phase 2 data
	amlitelimab	Atopic dermatitis (AD)	Phase 3 data
	lunsekimig	Asthma	Phase 2 data
		Chronic rhinosinusitis with nasal polyps	Phase 2 data
	frexalimab	Systemic lupus erythematosus	Phase 2 data
	eclitasertib	UC	Phase 2 data
	SAR444656	HS	Phase 2 data
		AD	Phase 2 data
	Nexviazyme	Infantile-onset Pompe disease	Phase 3 data
Regulatory submission
	venglustat	FD	Regulatory submission
		GD3	Regulatory submission
	SAR447537	Alpha-1 antitrypsin deficiency	Regulatory submission
	tolebrutinib	PPMS	Regulatory submission (US, EU)
	riliprubart	Chronic inflammatory demyelinating polyradiculoneuropathy	Phase 3 data
Regulatory submission
	Fluzone HD	Influenza (50 years+)	Regulatory submission
	SP0218	Yellow fever	Phase 3 data
Regulatory submission
	SP0282	E. coli sepsis	Phase 3 data
	SP0125	RSV (toddlers)	Phase 3 data
An update of the Sanofi pipeline as of December 31, 2024, is available at: https://www.sanofi.com/en/our-science/our-pipeline.

SANOFI PRESS RELEASE Q4 2024	8

Corporate Social Responsibility update at the end of Q4 2024
Access
Sanofi is ranked 3rd in the 2024 Access to Medicine (ATM) Index
The ATM Index evaluates the efforts of 20 leading pharmaceutical companies in expanding access to essential medicines across low- and middle-income countries (LMICs). It measures progress across three critical areas: governance of access, research and development, and equitable product delivery.
In the 2024 ATM Index, Sanofi ranked third, significantly improving its performance from the previous edition of the index, where Sanofi was ranked eighth.
Sanofi’s performance reflects leadership in “governance of access”, where Sanofi ranked first, with the integrated access-to-medicine strategy that is linked to leadership incentives and a clear methodology for tracking patient reach. Furthermore, Sanofi has consistently implemented structured access planning for projects in the pipeline. In addition, the vaccines portfolio, as well as the Global Health Unit (GHU) support equitable product delivery and capacity building initiatives that strengthen local healthcare systems. The GHU was also recognized as a best practice example for inclusive business models by the ATM Index report.
As an example, Sanofi concluded a manufacturing partnership with Biovac in South Africa in 2024, designed to enable regional manufacturing of polio vaccines to serve the potential needs of over 40 African countries. Sanofi will continue to produce the bulk of the Inactivated Polio Vaccine (IPV) and Biovac, who will hold the marketing authorization, will be responsible for final formulation, filling, packaging, and delivery of millions of IPV doses to UNICEF for countries supported by the Global Alliance for Vaccines and Immunization (GAVI) in Africa.
As showcased in its first Impact Report, the GHU significantly scaled its operations in 2024, delivering medicines from its Impact portfolio, a dedicated line of high-quality, affordable treatments for noncommunicable diseases (NCDs) to 30 LMICs. This includes life-saving treatments for diabetes, cardiovascular diseases, and cancer, with a clear goal to reach two million patients by 2030.
The GHU invests heavily in strengthening of health systems, from training healthcare workers to supporting infrastructure improvements. In Zanzibar, Sanofi worked with local organizations to deliver integrated care for cardio-metabolic diseases, using digital self-management tools and community health ambassadors to reach patients in remote areas. In Djibouti, Sanofi collaborated with the Ministry of Health to improve care for diabetes and hypertension through health worker training programs and supply chain optimization.
Since its launch, the GHU has:
•Reached over 790,000 patients with NCD treatments;
•Trained over 13,000 healthcare providers and community health workers in NCD management; and
•Supported 128 health facilities in optimizing access and availability of NCD treatments.
ESG ratings
See Sanofi’s latest ESG rankings below:

SANOFI PRESS RELEASE Q4 2024	9

Q4 and FY 2024 financial results
Business net income1
Net sales were €10,564 million in Q4 2024 and increased by 9.1% (10.3% at CER). In FY 2024, net sales were €41,081 million and increased by 8.6% (11.3% at CER).
Other revenues were €856 million in Q4 2024 and decreased by 38.0% (37.9% at CER) due to COVID-19 revenue of €411 in Q4 2023. VaxServe sales of non-Sanofi products were €560 million and decreased by 21.2% (21.5% at CER). In FY 2024, other revenues were €3,205 million and decreased by 15.7% (13.3% at CER) due to COVID-19 revenue of €509 million in 2023. VaxServe sales of non-Sanofi products were €1,959 million and decreased by 9.6% (9.5% at CER). In addition, other revenues included sales of Opella products in certain markets (€339 million), supply sales to Opella (€163 million), royalties (€121 million) and others/manufacturing services (€623 million).
Gross profit was €7,844 million in Q4 2024 and increased by 5.4% (6.9% at CER). The gross margin was 74.3% and decreased by 2.5pp (74.5% at CER, down by 2.3pp). The lower gross margin was caused by the lack of COVID-19 other revenue in 2024. In FY 2024, the gross profit was €31,091 million and increased by 7.2% (10.3% at CER). The gross margin was 75.7% and decreased by 1.0pp (76.1% at CER, down by 0.6 pp). The lower gross margin was primarily due to the lack of COVID-19 other revenue in 2024.
Research and Development expenses were €2,257 million in Q4 2024 and increased by 24.4% (24.4% at CER). This reflected increased activity in mid- and late-stage development as several new medicines advanced to phase 3 studies or additional phase 2 studies were initiated in new indications. C.€60 million of the increase was from one-off costs associated with portfolio prioritization, including in oncology. The ratio of R&D to net sales was 21.4% and increased by 2.7pp. In FY 2024, R&D expenses were €7,394 million and increased by 13.6% (14.6% at CER). This increase reflected similar factors as mentioned above. The ratio of R&D to net sales was 18.0% and increased by 0.8pp.
Selling, general and administrative expenses were €2,648 million in Q4 2024 and increased by 7.4% (7.9% at CER), a moderate increase that still generated growth leverage. The ratio of SG&A to net sales was 25.1% and decreased by 0.4pp. In FY 2024, SG&A expenses were ~~€~~9,183 million and increased by 2.8% (4.5% at CER). The ratio of SG&A to net sales was 22.4% and decreased by 1.2pp.
Total operating expenses were €4,905 million in Q4 2024 and increased by 14.6% (14.9% at CER). In FY 2024, total operating expenses were €16,577 million and increased by 7.4% (8.8% at CER).
Other operating income net of expenses was -€886 million in Q4 2024 compared to -€844 million in Q4 2023. Income included €179 million from divestments of medicines/portfolio streamlining, compared to €62 million in Q4 2023. The income was more than offset by an expense of €1,044 million from the share of profit in the Regeneron monoclonal antibody alliance compared to €889 million in Q4 2023. More details are in appendix 7. In FY 2024, other operating income net of expenses was -€3,293 million compared to -€2,464 million in 2023. Income from divestments was €394 million compared to €452 million in 2023. Expenses from the Regeneron monoclonal antibody alliance were €3,947 million compared to €3,196 million in FY 2023.
Share of profit from associates was €32 million in Q4 2024 compared to €41 million in Q4 2023 and included the share of US profit related to Vaxelis. In FY 2024, share of profit from associates was €136 million compared to €101 million in FY 2023.
Business operating income was €2,078 million in Q4 2024 and decreased by 11.8% (-7.7% at CER). The ratio of BOI to net sales was 19.7% and decreased by 4.6pp (20.4% at CER, down by 3.9pp). In FY 2024, BOI was €11,343 million and increased by 1.5% (+7.6% at CER). The ratio of BOI to net sales was 27.6% and decreased by 2.0pp (28.6% at CER, down by 1.0pp).
Net financial expenses were €62 million in Q4 2024 compared to €45 million in Q4 2023. In FY 2024, net financial expenses were €263 million compared to €168 million in FY 2023, reflecting increased net debt and higher average interest rates.
The effective tax rate increased to 18.8% in Q4 2024 from 16.5% in Q4 2023 and increased to 19.8% in FY 2024 from 17.7% in FY 2023. The effective tax rate has increased mainly due to the implementation of the Organisation for Economic Co-operation and Development Pillar Two rules.
Business net income was €1,642 million in Q4 2024 and decreased by 15.1% (-11.2% at CER). The ratio of business net income to net sales was 15.5% and decreased by 4.5pp (16.1% at CER, down by 3.9pp). In FY 2024, business net income was €8,912 million and decreased by 1.8% (+4.1% at CER). The ratio of business net income to net sales was 21.7% and decreased by 2.3pp (22.5% at CER, down by 1.5pp).
Business earnings per share (EPS) was €1.31 in Q4 2024 and decreased by 14.9% (-11.0% at CER). The average number of shares outstanding was 1,253.6 million compared to 1,253.6 million in Q4 2023. In FY 2024, business earnings per share was 7.12 and decreased by 1.8% (+4.1% at CER). The average number of shares outstanding was 1,251.4 million compared to 1,251.7 million in FY 2023.
Opella
Sanofi intends to sell a controlling stake in Opella consumer health to CD&R with a closing in Q2 2025 at the earliest. Sanofi will retain c.48% ownership.
In Q4 2024, and under the new scope of reporting, sales were €1,202 million and increased by 8% from €1,108 million in Q4 2023, primarily driven by the Wellness category (Qunol and Digestive). The Seasonal category remained stable in a lower Cough & Cold market. In FY 2024, also under the new scope of reporting, sales were €4,948 million and increased by 4% from €4,765 million in 2023. On January 21, 2025, Opella announced that the FDA had lifted a clinical hold on its planned actual use trial (AUT) to support the switch of Cialis (tadalafil) from a prescription to an over-the-counter medicine. This decision allows for the initiation of the AUT.
1 See Appendix 3 for the Q4 and FY 2024 consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

SANOFI PRESS RELEASE Q4 2024	10

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In FY 2024, the IFRS net income was €5,744 million. The main items excluded from the business net income were:
•Net income from Opella discontinued operation amounted to €64 million.
•An amortization charge of €1,749 million related to intangible assets measured at their acquisition-date fair values of -€1,653 million (mainly Bioverativ -€629 million, Provention Bio -€215 million, Ablynx -€168 million, Kadmon -€164 million, Genzyme -€152 million and Beyfortus -€115 million) and to intangible assets from separate acquisitions, measured initially at acquisition cost (licenses/products) of -€96 million. These items had no cash impact.
•A net impairment expense of €9 million comprising €200 millions expenses recorded in Q4 2024 mainly related to discontinued research and development projects partially offset in the YTD by impairment reversals related to increase in the expected recoverable amounts of certain marketed products and other rights in the Biopharma segment.
•Restructuring costs and similar items of €1,396 million mainly related to redundancy plans announced during FY 2024.
•Other gains and losses, and a litigation charge of €470 million mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US State of Hawaii.
•A financial charge of €291 million related to the remeasurement of expected future royalty on Beyfortus US sales.
•A €828 million tax effect arising from the items listed above, mainly comprising €310 million of deferred taxes generated by amortization of intangible assets and €320 million associated with restructuring costs and similar items (see Appendix 4).
•A loss of €77 million corresponding to the equity investment in EUROAPI.
Cash flow
In FY 2024, free cash flow before restructuring, acquisitions and disposals amounted to €7,517 million after a change in net working capital (-€507 million), notably including a decrease of US rebate provisions (€1,330 million) following the decision to reduce the Lantus list price effective January 1, 2024, and capital expenditures (-€1,808 million). After acquisitions1 (-€1,434 million), proceeds from disposals (€805 million) and payments related to restructuring and similar items (-€933 million), free cash flow2 was €5,955 million.
Net debt
After the acquisition of Inhibrx Inc. (-€1,900 million), the dividend paid by Sanofi (-€4,704 million) and the impact of the cash provided by the discontinued Opella business (€322 million), the change in net debt before Opella reclassification to “Assets held-for-sale” was -€881 million. After the reclassification of Opella to “Assets held-for-sale” (-€98 million), net debt increased from €7,793 million on December 31, 2023, to €8,772 million on December 31, 2024 (amount net of €7,441 million cash and cash equivalents).
Shareholder return
The Board of Directors met on January 29, 2025, and proposes a dividend of €3.92 for 2024, marking 30 years of consecutive increases. The proposal is subject to approval at the 2025 annual general meeting on April 30, 2025. Sanofi intends to execute a share buyback program in 2025 of €5 billion. Shares will be purchased preferably through block trades and in the open market with the purpose of cancellation.

The Board of Directors of Sanofi, chaired by Chairman Frédéric Oudéa, met on January 29, 2025, to approve the Q4 and FY 2024 financial statements. This press release presents the results for Q4 and FY 2024 from the consolidated financial statements of Sanofi as of December 31, 2024 (unaudited). The audit procedures by the Statutory Auditors are underway.

Media Relations
Sandrine Guendoul	+ 33 6 25 09 14 25	sandrine.guendoul@sanofi.com
Evan Berland	+ 1 215 432 0234	evan.berland@sanofi.com
Nicolas Obrist	+ 33 6 77 21 27 55	nicolas.obrist@sanofi.com
Léo Le Bourhis	+ 33 6 75 06 43 81	leo.lebourhis@sanofi.com
Victor Rouault	+ 33 6 70 93 71 40	victor.rouault@sanofi.com
Timothy Gilbert	+ 1 516 521 2929	timothy.gilbert@sanofi.com

1 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
2 Non-IFRS financial measure (definition in Appendix 9).

SANOFI PRESS RELEASE Q4 2024	11

Investor Relations
Thomas Kudsk Larsen	+ 44 7545 513 693	thomas.larsen@sanofi.com
Alizé Kaisserian	+ 33 6 47 04 12 11	alize.kaisserian@sanofi.com
Felix Lauscher	+ 1 908 612 7239	felix.lauscher@sanofi.com
Keita Browne	+ 1 781 249 1766	keita.browne@sanofi.com
Nathalie Pham	+ 33 7 85 93 30 17	nathalie.pham@sanofi.com
Tarik Elgoutni	+ 1 617 710 3587	tarik.elgoutni@sanofi.com
Thibaud Châtelet	+ 33 6 80 80 89 90	thibaud.chatelet@sanofi.com

SANOFI PRESS RELEASE Q4 2024	12

Appendices

SANOFI PRESS RELEASE Q4 2024	13

Appendix 1: Q4 2024 net sales by medicine/vaccine and geography

Q4 2024 (€ million)	Total sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of World	% CER
Immunology
Dupixent	3,458	+16.0%	+15.7%	2,551	+10.4%	431	+30.4%	476	+38.1%
Kevzara	126	+21.0%	+20.0%	76	+24.6%	32	+3.2%	18	+46.2%
Rare diseases
Fabrazyme	269	+12.4%	+11.2%	139	+7.0%	63	+5.0%	67	+34.0%
ALTUVIIIO (*)	230	+143.6%	+144.7%	198	+114.1%	—	—%	32	+1500.0%
Nexviazyme/Nexviadyme (*)	184	+42.0%	+40.5%	97	+26.3%	59	+68.6%	28	+55.0%
Cerezyme	171	+33.8%	+28.6%	48	—%	63	+16.7%	60	+116.1%
Alprolix	169	+19.0%	+19.0%	129	+15.3%	—	—%	40	+32.3%
Myozyme	132	-17.0%	-17.0%	49	-15.5%	55	-28.6%	28	+16.7%
Cerdelga	87	+16.0%	+16.0%	50	+19.0%	32	+6.7%	5	+66.7%
Eloctate	81	-21.4%	-21.4%	53	-23.2%	—	—%	28	-17.6%
Cablivi (*)	73	+24.1%	+25.9%	42	+46.4%	26	—%	5	+20.0%
Aldurazyme	69	+16.1%	+11.3%	18	+5.9%	21	+4.8%	30	+33.3%
Xenpozyme (*)	38	+50.0%	+46.2%	24	+41.2%	8	+33.3%	6	+133.3%
Enjaymo (*)	22	-8.7%	-4.3%	11	-7.7%	3	+200.0%	8	-33.3%
Neurology
Aubagio	78	-35.5%	-35.5%	42	-2.3%	27	-61.4%	9	+12.5%
Oncology
Sarclisa (*)	130	+30.1%	+26.2%	54	+20.0%	36	+32.1%	40	+43.3%
Jevtana	77	+1.3%	+1.3%	58	+3.6%	2	—%	17	-5.3%
Fasturtec	51	+27.5%	+27.5%	34	+30.8%	12	+20.0%	5	+25.0%
Other main medicines
Lantus	439	+63.4%	+59.1%	193	+464.7%	80	-3.6%	166	+12.6%
Toujeo	290	+6.5%	+4.3%	46	-4.3%	120	+10.1%	124	+7.4%
Lovenox	231	-7.6%	-12.2%	2	+100.0%	131	-12.7%	98	-1.8%
Plavix	211	-16.9%	-16.9%	1	-50.0%	22	-8.3%	188	-17.5%
Rezurock (*)	132	+53.5%	+53.5%	119	+43.4%	8	+300.0%	5	+400.0%
Thymoglobulin	125	+15.2%	+11.6%	82	+14.3%	10	—%	33	+21.2%
Praluent	110	-6.8%	-6.8%	—	—%	85	+6.3%	25	-34.2%
Aprovel	105	-0.9%	-0.9%	1	—%	18	-10.0%	86	+1.2%
Multaq	77	-12.6%	-11.5%	68	-12.8%	3	—%	6	-16.7%
Soliqua/iGlarLixi	58	-1.6%	-4.9%	20	-28.6%	13	+44.4%	25	+12.5%
Tzield (*)	18	+80.0%	+80.0%	17	+70.0%	—	—%	1	—%
Mozobil	12	-60.6%	-63.6%	3	-62.5%	4	-76.5%	5	-25.0%
Others	1,010	-11.1%	-13.5%	85	-24.1%	309	-9.6%	616	-9.9%
Industrial Sales	124	-25.3%	-25.3%	—	-100.0%	123	-23.1%	1	-80.0%
Vaccines
RSV (Beyfortus) (**)	841	+106.6%	+105.1%	420	+34.6%	335	+252.6%	86	—%
Polio/Pertussis/Hib vaccines and boosters	632	+10.8%	+10.1%	143	-12.9%	116	+5.5%	373	+25.6%
Influenza vaccines	454	-36.8%	-38.7%	178	-18.8%	130	-49.2%	146	-40.2%
Meningitis, Travel and endemic vaccines	249	-4.2%	-5.3%	101	-22.9%	56	+22.2%	92	+10.3%
Biopharma	10,564	+10.3%	+9.1%	5,151	+13.3%	2,433	+6.0%	2,980	+8.8%
Pharma launches (*)	827	+56.5%	+55.7%	562	+53.8%	140	+44.3%	125	+87.1%
Launches (*), (**)	1,668	+78.3%	+77.3%	982	+44.9%	475	+147.4%	211	+212.9%

SANOFI PRESS RELEASE Q4 2024	14

Appendix 1: FY 2024 net sales by medicine/vaccine and geography

FY 2024 (€ million)	Total sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of World	% CER
Immunology
Dupixent	13,072	+23.1%	+22.0%	9,544	+17.2%	1,618	+31.9%	1,910	+50.8%
Kevzara	424	+21.0%	+18.8%	246	+26.2%	121	+5.2%	57	+38.3%
Rare diseases
Fabrazyme	1,047	+9.1%	+5.8%	531	+5.6%	254	+5.4%	262	+19.9%
ALTUVIIIO (*)	682	+330.2%	+328.9%	617	+298.1%	—	—%	65	+1575.0%
Nexviazyme/Nexviadyme (*)	667	+61.2%	+56.9%	361	+32.7%	201	+101.0%	105	+132.1%
Cerezyme	742	+20.3%	+8.2%	191	+1.1%	244	+6.6%	307	+45.5%
Alprolix	588	+9.6%	+8.9%	464	+5.5%	—	—%	124	+28.0%
Myozyme	671	-12.3%	-14.2%	234	-7.5%	260	-23.8%	177	+2.1%
Cerdelga	333	+12.8%	+11.7%	186	+13.4%	128	+8.5%	19	+37.5%
Eloctate	368	-20.8%	-21.9%	236	-30.8%	—	—%	132	+5.4%
Cablivi (*)	249	+9.7%	+9.7%	136	+21.4%	93	-6.1%	20	+23.5%
Aldurazyme	297	+12.2%	+6.5%	72	+7.5%	84	+2.4%	141	+20.8%
Xenpozyme (*)	151	+68.1%	+65.9%	81	+55.8%	46	+48.4%	24	+225.0%
Enjaymo (*)	105	+48.6%	+45.8%	58	+40.5%	17	+183.3%	30	+29.2%
Neurology
Aubagio	379	-59.4%	-60.3%	187	-59.1%	152	-65.2%	40	-17.2%
Oncology
Sarclisa (*)	471	+29.7%	+23.6%	200	+21.2%	134	+20.7%	137	+52.4%
Jevtana	290	-7.8%	-9.4%	214	-7.0%	7	-41.7%	69	-5.1%
Fasturtec	183	+8.2%	+7.6%	119	+8.2%	48	+9.3%	16	+5.9%
Other main medicines
Lantus	1,628	+20.8%	+14.6%	638	+127.0%	340	-4.8%	650	-5.8%
Toujeo	1,227	+13.4%	+9.3%	217	+1.9%	479	+8.6%	531	+23.0%
Lovenox	982	-7.0%	-12.5%	9	+28.6%	567	-9.0%	406	-4.9%
Plavix	914	-0.4%	-3.6%	6	-25.0%	91	-5.2%	817	+0.4%
Rezurock (*)	470	+51.6%	+51.6%	425	+40.6%	28	+460.0%	17	+700.0%
Thymoglobulin	492	+7.3%	+2.9%	312	+6.5%	39	+2.7%	141	+10.1%
Praluent	483	+15.2%	+14.5%	—	-100.0%	340	+14.9%	143	+15.0%
Aprovel	416	+1.0%	-0.2%	4	-55.6%	73	-6.4%	339	+4.2%
Multaq	311	-9.6%	-9.6%	278	-10.3%	11	-8.3%	22	—%
Soliqua/iGlarLixi	227	+7.8%	+4.6%	75	-20.0%	48	+40.0%	104	+25.3%
Tzield (*)	54	+116.0%	+116.0%	52	+108.0%	1	—%	1	—%
Mozobil	74	-65.9%	-66.4%	12	-89.9%	39	-44.3%	23	-22.6%
Others	4,262	-7.7%	-11.7%	364	-16.9%	1,263	-6.8%	2,635	-6.8%
Industrial Sales	523	-5.1%	-5.1%	1	-75.0%	520	-1.5%	2	-89.5%
Vaccines
RSV (Beyfortus) (**)	1,686	+214.4%	+208.2%	1,068	+167.3%	440	+214.3%	178	—%
Polio/Pertussis/Hib vaccines and boosters	2,741	+1.2%	-0.9%	679	-5.5%	497	+4.0%	1,565	+3.5%
Influenza vaccines	2,555	-1.3%	-4.3%	1,433	+4.3%	640	-7.8%	482	-7.4%
Meningitis, Travel and endemic vaccines	1,316	+5.4%	+3.9%	736	+1.5%	204	+28.7%	376	+3.2%
Biopharma	41,081	+11.3%	+8.6%	19,986	+16.2%	9,027	+2.3%	12,068	+10.7%
Pharma launches (*)	2,849	71.4%	68.6%	1,930	71.6%	520	47.9%	399	+108.9%
Launches (*), (**)	4,535	+106.3%	+102.7%	2,998	+97.0%	960	+95.3%	577	+199.1%

SANOFI PRESS RELEASE Q4 2024	15

Appendix 2: Business net income statement

Q4 2024	Biopharma			Other			Total group
(€ million)	Q4 2024	Q4 2023 (1)	Change	Q4 2024	Q4 2023 (1)	Change	Q4 2024	Q4 2023 (1)	Change
Net sales	10,564	9,687	9.1%	—	—	—%	10,564	9,687	9.1%
Other revenues	774	1,309	-40.9%	82	72	13.9%	856	1,381	-38.0%
Cost of sales	(3,524)	(3,571)	-1.3%	(52)	(54)	-3.7%	(3,576)	(3,625)	-1.4%
As % of net sales	(33.4%)	(36.9%)					(33.9%)	(37.4%)
Gross profit	7,814	7,425	5.2%	30	18	66.7%	7,844	7,443	5.4%
As % of net sales	74.0%	76.6%					74.3%	76.8%
Research and development expenses	(2,257)	(1,814)	24.4%	—	(1)	-100.0%	(2,257)	(1,815)	24.4%
As % of net sales	(21.4%)	(18.7%)					(21.4%)	(18.7%)
Selling and general expenses	(2,647)	(2,465)	7.4%	(1)	(1)	—%	(2,648)	(2,466)	7.4%
As % of net sales	(25.1%)	(25.4%)					(25.1%)	(25.5%)
Other operating income/expenses	(897)	(842)		11	(2)		(886)	(844)
Share of profit/loss of associates* and joint ventures	32	41		—	—		32	41
Net income attributable to non-controlling interests	(7)	(3)		—	—		(7)	(3)
Business operating income	2,038	2,342	-13.0%	40	14	185.7%	2,078	2,356	-11.8%
As % of net sales	19.3%	24.2%					19.7%	24.3%

			Financial income and expenses				(62)	(45)
			Income tax expenses				(374)	(376)
			Tax rate**				(18.8%)	(16.5%)
			Business net income				1,642	1,935	-15.1%
			As % of net sales				15.5%	20.0%

			Business earnings/share (in euros)***				1.31	1.54	-14.9%
* Net of tax.
** Determined based on business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,253.6 million in Q4 2024 and 1,253.6 million in Q4 2023.
(1)     Figures for comparative periods (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

SANOFI PRESS RELEASE Q4 2024	16

FY 2024	Biopharma			Other			Total group
(€ million)	FY 2024	FY 2023 (1)	Change	FY 2024	FY 2023 (1)	Change	FY 2024	FY 2023 (1)	Change
Net sales	41,081	37,817	8.6%	—	—	—%	41,081	37,817	8.6%
Other revenues	2,866	3,505	-18.2%	339	296	14.5%	3,205	3,801	-15.7%
Cost of sales	(12,973)	(12,415)	4.5%	(222)	(204)	8.8%	(13,195)	(12,619)	4.6%
As % of net sales	(31.6%)	(32.8%)					(32.1%)	(33.4%)
Gross profit	30,974	28,907	7.2%	117	92	27.2%	31,091	28,999	7.2%
As % of net sales	75.4%	76.4%					75.7%	76.7%
Research and development expenses	(7,393)	(6,505)	13.7%	(1)	(2)	-50.0%	(7,394)	(6,507)	13.6%
As % of net sales	(18.0%)	(17.2%)					(18.0%)	(17.2%)
Selling and general expenses	(9,113)	(8,854)	2.9%	(70)	(79)	-11.4%	(9,183)	(8,933)	2.8%
As % of net sales	(22.2%)	(23.4%)					(22.4%)	(23.6%)
Other operating income/expenses	(3,305)	(2,476)		12	12		(3,293)	(2,464)
Share of profit/loss of associates* and joint ventures	136	101		—	—		136	101
Net income attributable to non-controlling interests	(14)	(18)		—	—		(14)	(18)
Business operating income	11,285	11,155	1.2%	58	23	152.2%	11,343	11,178	1.5%
As % of net sales	27.5%	29.5%					27.6%	29.6%

			Financial income and expenses				(263)	(168)
			Income tax expenses				(2,168)	(1,934)
			Tax rate**				(19.8%)	(17.7%)
			Business net income				8,912	9,076	-1.8%
			As % of net sales				21.7%	24.0%

			Business earnings/share (in euros)***				7.12	7.25	-1.8%
* Net of tax.
** Determined based on Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,251.4 million in FY 2024 and 1,251.7 million in FY 2023.
(1)     Figures for comparative periods (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

SANOFI PRESS RELEASE Q4 2024	17

Appendix 3: Consolidated income statement

(€ million)	Q4 2024	Q4 2023 (1)	FY 2024	FY 2023 (1)
Net sales	10,564	9,687	41,081	37,817
Other revenues	856	1,381	3,205	3,801
Cost of sales	(3,576)	(3,629)	(13,205)	(12,628)
Gross profit	7,844	7,439	31,081	28,990
Research and development expenses	(2,257)	(1,815)	(7,394)	(6,507)
Selling and general expenses	(2,648)	(2,466)	(9,183)	(8,933)
Other operating income	363	204	1,089	979
Other operating expenses	(1,249)	(1,048)	(4,382)	(3,443)
Amortization of intangible assets	(450)	(496)	(1,749)	(1,911)
Impairment of intangible assets	(200)	(877)	(9)	(896)
Fair value remeasurement of contingent consideration	(22)	(64)	(96)	(93)
Restructuring costs and similar items	(191)	(506)	(1,396)	(1,030)
Other gains and losses, and litigation	(5)	13	(470)	(196)
Operating income	1,185	384	7,491	6,960
Financial expenses	(235)	(616)	(1,073)	(1,293)
Financial income	111	157	519	584
Income before tax and associates and joint ventures	1,061	(75)	6,937	6,251
Income tax expense	(190)	90	(1,259)	(1,017)
Share of profit/(loss) of associates and joint ventures	9	(134)	60	(136)
Net income from continuing operations	880	(119)	5,738	5,098
Net income from discontinued operations	(185)	(439)	64	338
Net income	695	(558)	5,802	5,436
Net income attributable to non-controlling interests	12	(3)	58	36
Net income attributable to equity holders of Sanofi	683	(555)	5,744	5,400
Average number of shares outstanding (million)	1,253.6	1,253.6	1,251.4	1,251.7
Basic earnings per share from continuing operations (in euros)	0.69	(0.09)	4.54	4.04
Basic earnings per share from discontinued operations (in euros)	(0.15)	(0.35)	0.05	0.27
Basic earnings per share (in euros)	0.54	(0.44)	4.59	4.31
(1)     Figures for comparative periods (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

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Appendix 4: Reconciliation of net income attributable to equity holders of Sanofi to business net income

(€ million)	Q4 2024	Q4 2023 (1)	FY 2024	FY 2023 (1)
Net income attributable to equity holders of Sanofi	683	(555)	5,744	5,400
Net income from discontinued operations	185	439	(64)	(338)
Amortization of intangible assets(2)	450	496	1,749	1,911
Impairment of intangible assets	200	877	9	896
Fair value remeasurement of contingent consideration	24	54	127	93
Expenses arising from the impact of acquisitions on inventories	—	3	10	9
Restructuring costs and similar items	191	506	1,396	1,030
Other gains and losses, and litigation	5	(13)	470	196
Financial (income) / expense related to liabilities carried at amortized cost other than net indebtedness	62	414	291	541
Tax effect of the items listed above:	(82)	(470)	(828)	(940)
Amortization and impairment of intangible assets	(149)	(225)	(304)	(473)
Fair value remeasurement of contingent consideration	(6)	(5)	(25)	(13)
Restructuring costs and similar items	56	(148)	(320)	(299)
Other items	17	(92)	(179)	(155)
Other tax effects	(102)	6	(81)	23
Other items	26	178	89	255
Business net income	1,642	1,935	8,912	9,076
IFRS earnings per share(3) (€)	0.54	(0.44)	4.59	4.31
(1)     Figures for comparative periods (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
(2)    Of which related to amortization expense generated by the intangible assets measured at their acquisition-date fair values: -€407 million in Q4 2024 and -€480 million in Q4 2023.
(3)    Q4: based on an average number of shares outstanding of 1,253.6 million in Q4 2024 and 1,253.6 million in Q4 2023.
FY: based on an average number of shares outstanding of 1,251.4 million in FY 2024 and 1,251.7 million in FY 2023.

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Appendix 5: Change in net debt

(€ million)	FY 2024	FY 2023 (3)
Business net income	8,912	9,076
Depreciation, amortization and impairment of property, plant and equipment and software	1,546	1,509
Other items	(626)	(555)
Operating cash flow	9,832	10,030
Changes in working capital	(507)	207
Acquisitions of property, plant and equipment and software	(1,808)	(1,677)
Free cash flow before restructuring, acquisitions, and disposals	7,517	8,560
Acquisitions of intangibles assets, investments, and other long-term financial assets(1)	(1,434)	(1,091)
Restructuring costs and similar items paid	(933)	(849)
Proceeds from disposals of property, plant, and equipment, intangible assets, and other non-current assets net of taxes(1)	805	789
Free cash flow	5,955	7,409
Acquisitions(2)	(2,509)	(3,149)
Proceeds net of taxes (2)	609	—
Issuance of Sanofi shares	187	195
Acquisition of treasury shares	(302)	(593)
Dividends paid to shareholders of Sanofi	(4,704)	(4,454)
Other items	(439)	(464)
Net cash provided by/(used in) the discontinued Opella business	322	(300)
Change in net debt before Opella reclassification to “Assets held-for-sale”	(881)	(1,356)
Impact on net debt of the reclassification of Opella to “Assets held-for-sale”	(98)	—
Change in net debt	(979)	(1,356)
Beginning of period	7,793	6,437
Closing of net debt	8,772	7,793
(1)    Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(2)    Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(3)     Figures for comparative period (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

SANOFI PRESS RELEASE Q4 2024	20

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	December 31, 2024	December 31, 2023	liabilities and equity (€ million)	December 31, 2024	December 31, 2023
			Equity attributable to equity holders of Sanofi	77,692	74,040
			Equity attributable to non-controlling interests	350	313
			Total equity	78,042	74,353
			Long-term debt	11,791	14,347
Property, plant, and equipment – owned assets	10,091	10,160	Non-current lease liabilities	1,645	1,755
Right-of-use assets	1,510	1,654	Non-current liabilities related to business combinations and to non-controlling interests	569	501
Intangible assets (including goodwill)	66,255	73,723	Non-current provisions and other non-current liabilities	8,096	7,602
Non-current income tax assets	560	188	Non-current income tax liabilities	1,512	1,842
Other non-current assets, investments in associates and joint-ventures and deferred tax assets	11,979	10,069	Deferred tax liabilities	2,166	1,857
Non-current assets	90,395	95,794	Non-current liabilities	25,779	27,904
			Accounts payable and other current liabilities	21,791	21,069
			Current liabilities related to business combinations and to non-controlling interests	72	208
Inventories, accounts receivable and other current assets	20,933	21,554	Current income tax liabilities	697	597
Current income tax assets	724	391	Current lease liabilities	261	275
Cash and cash equivalents	7,441	8,710	Short-term debt and current portion of long-term debt	4,209	2,045
Assets held for sale	13,489	15	Liabilities related to assets held for sale	2,131	13
Current assets	42,587	30,670	Current liabilities	29,161	24,207
Total assets	132,982	126,464	Total equity and liabilities	132,982	126,464

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Appendix 7: Other operating income net of expenses related to Regeneron

(€ million)	FY 2024	FY 2023
Monoclonal antibodies alliance
Income and expense related to profit/loss sharing	(4,143)	(3,321)
Additional share of profit paid by Regeneron related to development costs	833	668
Regeneron commercial operating expenses reimbursement	(637)	(543)
Total: monoclonal antibody alliance	(3,947)	(3,196)
Other Regeneron
Total others related to Regeneron (mainly Libtayo and Zaltrap)	158	217
Total related to Regeneron	(3,789)	(2,979)

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Appendix 8: Currency sensitivity
2025 business EPS currency sensitivity

Currency	Variation	Business EPS sensitivity
US Dollar	+0.05 USD/EUR	-EUR 0.18
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Currency exposure on Q4 2024 sales

Currency	Q4 2024
US Dollar	50.0%
Euro	20.2%
Chinese Yuan	5.1%
Japanese Yen	3.4%
Canadian Dollar	2.3%
Mexican Pesos	1.4%
Turkish Lira	1.4%
Brazilian Real	1.3%
Australian Dollar	1.2%
British Pound	1.1%
Others	12.6%
Currency average rates

	Q4 2023	Q4 2024	Change
€/$	1.076	1.067	-0.8%
€/Yen	159.030	162.434	+2.1%
€/Yuan	7.778	7.685	-1.2%
€/Real	5.329	6.229	+16.9%
€/Ruble	99.644	106.724	+7.1%

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Appendix 9: Definitions of non-IFRS financial indicators
Company sales at constant exchange rates (CER)
References to changes in net sales “at constant exchange rates” (CER) means that it excludes the effect of changes in exchange rates.
The effect of exchange rates is eliminated by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to company sales at constant exchange rates for Q4 and FY 2024

(€ million)	Q4 2024	FY 2024
Net sales	10,564	41,081
Effect of exchange rates	(116)	(992)
Company sales at constant exchange rates	10,680	42,073
Business net income
Sanofi publishes a key non-IFRS indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•net income from discontinued operations,
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories,
•restructuring costs and similar items1,
•other gains and losses (including gains and losses on disposals of non-current assets1),
•costs or provisions associated with litigation1,
•financial (income)/expense related to liabilities carried at amortized cost other than net indebtedness,
•tax effects related to the items listed above as well as effects of major tax disputes,
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance,
•net income attributable to non-controlling interests related to the items listed above.
Free cash flow
Free cash flow is a non-IFRS financial indicator which is reviewed by management, and which management believes provides useful information to measure the net cash generated from Sanofi’s operations that is available for strategic investments2 (net of divestments3), for debt repayment, and for capital return to shareholders. Free cash flow is determined from the Business net income adjusted for depreciation, amortization, and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains and losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense, and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions(2) net of disposal proceeds(2), and payments related to restructuring and similar items. Free cash flow is not defined by IFRS, and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
Reconciliation from net cash provided by/(used in) operating activities to free cash flow

(€ million)	FY 2024	FY 2023 (7)
Net cash provided by/(used in) operating activities excluding the discontinued Opella business(4)	8,588	9,271
Acquisition of property, plant, and equipment and software	(1,808)	(1,677)
Acquisitions of intangibles assets, investments, and other long-term financial assets(5)	(1,434)	(1,091)
Proceeds from disposals of property, plant and equipment, intangible assets, and other non-current assets net of taxes(5)	805	789
Repayment of lease liabilities	(282)	(253)
Others	86	370
Free cash flow(6)	5,955	7,409
1 Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation.
2 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
3 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
4 Most directly comparable IFRS measure to free cash flow.
5 Transactions up to €500 million per transaction.
6 Non IFRS indicator (see definition in Appendix 9).
7 Figures for comparative period (2023) have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

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Appendix 10: CSR dashboards
Data are presented for the full year unless stated otherwise.

Topic	Ambition	Progress
Affordable access		FY 2024	FY 2023
Sanofi global health	Reach 1.5 million NCD patients by 2026 (cumulative since 2022) and 2 million by 2030	349,164 patients treated in 30 countries 82 active healthcare partnerships in 40 countries 7 investments signed through the Impact Fund	261,977 patients treated in 31 countries 33 active healthcare partnerships in 15 countries 3 investments signed through the Impact Fund
Vials donations	Donate 100,000 vials a year to treat people with rare diseases, via the Humanitarian Program launched by Sanofi Specialty Care	1,254 patients treated 121,130 vials donated	1,163 patients treated 124,136 vials donated
Global access plans	Develop a global access plan for all new medicines/vaccines to make them available within two years after first launch	12 global access plans initiated or developed covering more than 15 indications	8 global access plans initiated or developed covering more than 12 indications

R&D for unmet needs		FY 2024	FY 2023
Sleeping sickness	Develop and supply innovative treatments to support the elimination of sleeping sickness by 2030 (annual update)	Data updated annually, next update in Q2 2025	2.4 million patients tested 699 patients treated
Polio	Provide inactivated polio vaccines (IPV) to UNICEF for GAVI countries to support polio eradication efforts	33 million IPV doses supplied to UNICEF for GAVI countries	35 million IPV doses supplied to UNICEF for GAVI countries
Pediatric cancer treatment development	Develop innovative treatments to eliminate cancer death in children	3 projects undergoing preclinical assessment 1 project in clinical study 10 partnerships on scientific projects and engagement	3 projects undergoing pre-clinical assessment First pediatric patient dosed in a clinical study (less than 2 years after the 1st adult patient was dosed with this compound)

Planet care		FY 2024	FY 2023
Climate change – carbon footprint (CO2 emissions)	55% reduction in scope 1&2 greenhouse gas emissions (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net-zero emissions by 2045 (all scopes)	47% GHG reduction vs 2019	38% GHG reduction vs 2019
Renewable electricity	100% of renewable electricity at all sites by 2030	85%	79%
Eco-car fleet	100% eco-car fleet in 2030	50% eco-car fleet	43% eco-car fleet
Blister-free syringe vaccines	100% blister-free syringe vaccines by 2027	55% blister-free syringe vaccines	39% blister-free syringe vaccines
Eco-design	All new medicines/vaccines to be eco-designed by 2025	27 LCAs completed (new and marketed products)	13 LCAs completed (new and marketed products)

In and beyond the workplace		FY 2024	FY 2023
Global gender balance	Gender parity in senior leadership roles	46%	44%
	40% of women in executive roles	43%	40%
Engagement with communities	Engage socially and economically with all communities with operations	15,684 volunteers 105,926 hours	12,240 volunteers 75,376 hours
From leaders to citizens	100% of leaders have CSR in their development path	78% of leaders have completed the e-learning phase 35% of leaders have completed the full program	71% of leaders have completed the e-learning phase 30% of leaders have completed the full program
End.

SANOFI PRESS RELEASE Q4 2024	25

Forward-looking statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete capital markets or other transactions and/or obtain regulatory clearances, risks associated with developing standalone businesses, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and capital market conditions, cost containment initiatives and subsequent changes thereto, and the impact that pandemics, political disruption or armed conflicts or other global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.
All Sanofi trademarks mentioned in this document are protected.

SANOFI PRESS RELEASE Q4 2024	26